Form 12b-25

   (As last amended in Release No.34-21633, January 4, 1985, 50 F.R. 1442)

                    U.S. SECURITIES AND EXCHANGE COMMISSI0N
                           WASHINGTON, D.C.  20549



                         CUSIP Number 298 801 101
                         SEC File Number 1 - 1200

                        NOTIFICATION OF LATE FILING
                                (check one)
      ( ) Form 10-K ( ) Form 11-K ( ) Form 20-F (X) Form 10-Q
      ( ) Form N-SAR For Period Ended - December 31, 1998

Part I - Registrant Information

Full Name of Registrant -               Euroweb International Corp.
                                        c/o Frank R. Cohen
Former Name if Applicable               Hungarian Teleconstruct Corp.
Address of Principal Executive Office - 445 Park Avenue
City, Stale and Zip Code -              New York NY 10022

Part II - Rules 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following, should be completed. (Check box if appropriate)

( )   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X)    (b) The subjecl annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subiecl quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

( )   (c) The accountant's statement or other exhibit required by
          Rule 12b-25(c) has been attached if applicable.

Part III - Narralive

State below in reasonable detail the reasons why the lorm 1O-K, 20-F, 1O-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this information

    Frank R. Cohen   (212)          758 9870
    (Name )        (Area Code) (Telephone Number)

(2) Have all olher periodic reports required under Section 13 or 15(d) of the Securilies Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been filed? If lhe answer is
    no, identify report(s).    (x) Yes ( ) No

(3) It is anticipated that any signifcant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
    in the subject report or portion thereof?   ( )Yes    (x)No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.



                      Euroweb International Corp.
              (Name or Registrant as specilled in charter)

has caused this notification to be signcd on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 1999


/s/ Frank R. Cohen

By: Frank R. Cohen

                        RIDER TO FORM 12-B-25

The reason for the delay is due to the fact that the Company came up with some additional data on the last day, neccessitaltng changes in the financial statements.